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July 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Rise Companies Corp. Post-Qualification Amendment to Form 1-A Filed July 1, 2021 File No. 024-11149

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Rise Companies Corp. (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 20, 2021 (the “Comment Letter”) with respect to the Company’s Post-Qualification Amendment on Form 1-A filed with the Commission on July 1, 2021 (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company.

For your convenience, the Staff’s comment has been reproduced in italics herein with a response immediately following the comment. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement.

Post-Qualification to Offering Statement on Form 1-A

General

1.       We note your response to comment 2. Please explain to us why this program is not connected to any offering of securities. We note, for example, that the program indicates that if the invitee "ultimately make[s] an investment on Fundrise," then such individual will also receive a fee waiver.

Response to Comment No. 1

RESPONSE: The Company respectfully submits that the Fundrise Invitation Program is “not connected to any offering of securities”. The fee waiver is solely in connection with those individuals that choose to engage Fundrise Advisors in its capacity as a registered investment advisor (“RIA”), and thus participate in some of the advisory services that Fundrise Advisors makes available.

In the normal course, Fundrise Advisors charges its clients an annual 0.15% advisory fee on such client’s AUM. An individual who is not a client of Fundrise Advisors (and thus receives none of the advisory services provided by Fundrise Advisors) but who invests directly into a fund without engaging Fundrise Advisors would neither incur the 0.15% advisory fee nor be eligible to receive a waiver of the 0.15% advisory fee (as there would be no advisory fee to be waived or incurred by such individual). Accordingly, the eligibility to receive a fee waiver is solely contingent upon the recipient of the fee waiver being or becoming a client of Fundrise Advisors, regardless of whether such person makes any investment in any offering of securities.

In order to make the disclosure clearer that the fee waivers in question are not in connection with any specific offering of securities nor contingent on any investment being made, Fundrise Advisors has revised the disclosure contained on the website to read as follows (changes underlined):

In addition, if any of the individuals you invite ultimately become clients of Fundrise Advisors, LLC …

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Michelle A. Mirabal, Deputy General Counsel
Rise Companies Corp.

Matthew Schoenfeld, Esq.
Goodwin Procter LLP